SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[January 31, 2006]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date January 31, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

THE NOMINATION COMMITTEE PROPOSES SEVEN MEMBERS TO METSO BOARD OF DIRECTORS
(Helsinki, Finland, January 31, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
The Nomination Committee established by the Metso Annual General Meeting on April 4, 2005, proposes to the next Annual General Meeting, which is planned to be held on April 4, 2006, that the number of board members be increased from six to seven. The Committee proposes Christer Gardell, Managing Partner of Cevian Capital, and Professor Yrjö Neuvo be elected as new members of the Metso Board.
Moreover, the Committee proposes that the current members of the Board, Svante Adde, Maija-Liisa Friman, Satu Huber, Matti Kavetvuo, and Jaakko Rauramo, be re-elected. Matti Kavetvuo is proposed to continue as Chairman of the Board and Jaakko Rauramo as Vice Chairman. Juhani Kuusi, who is currently member of Metso Board has announced that he will not be available for re-election.
Christer Gardell, MBA, is the founder and Managing Partner of Cevian Capital, a Swedish asset management company. He is currently Chairman of the Board of AB Lindex, a Swedish clothing retailer, and a Board Member of Skandia, a Nordic insurance and banking group.
Professor Yrjö Neuvo, Ph.D. (EE), held the position of Chief Technology Officer, and Member of the Group Executive Board in Nokia in 1993-2005. He retired from his position on January 1, 2006. Previously he was Professor at Tampere University of Technology and National Research Professor at the Academy of Finland.
The Nomination Committee proposes the following annual fees to be paid: Chairman of the Board EUR 80,000, Vice Chairman of the Board and Chairman of the Audit Committee EUR 50,000, and other Board members EUR 40,000. In addition, a fee of EUR 500 per meeting is paid to all members for the Board and Board committee meetings they attend.
Metso’s Board of Directors will include these proposals into the Annual General Meeting notice, which will be published later.
Personnel participation
The Nomination Committee notes that a personnel representative will participate as an external expert in the Metso Board meetings also in the next Board term within the limitations imposed by the Finnish law. The new Board will invite the personnel representative as its external expert in April 2006.
The Nomination Committee
The members of Metso’s Nomination Committee were Markku Tapio (Chairman of the Nomination Committee), Director General, State Shareholdings unit (State of Finland); Lars Förberg, Managing Partner (Cevian Capital); Kari Puro, President and CEO (Ilmarinen) and Mikko Koivusalo, Director, Investments (Varma). The Chairman of Metso’s Board of Directors, Matti Kavetvuo served as the Committee’s expert member. The members represented Metso’s four largest registered shareholders on December 1, 2005.
Metso is a global engineering and technology corporation with 2004 net sales of approximately EUR 4 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation
Tel. +358 204 84 3240
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation
Tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.